Exhibit 2.1
AMENDMENT NO. 1
TO THE
AGREEMENT AND PLAN OF MERGER
          AMENDMENT NO.1 (this “Amendment”) dated as of May 20, 2011 to the Agreement and Plan of Merger (the “Agreement”) dated as of April 27, 2011, among LOOPNET, INC., a Delaware corporation (the “Company”), COSTAR GROUP, INC., a Delaware corporation (“ Parent”), and LONESTAR ACQUISITION SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Parent (“ Merger Subsidiary”).
W I T N E S S E T H:
          WHEREAS, Section 11.03 of the Agreement provides for the amendment of the Agreement in accordance with the terms set forth therein;
          WHEREAS, the parties hereto desire to amend the Agreement as set forth below;
          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
          SECTION 1.01. Definitions; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment shall have the meaning assigned to such term in the Agreement. Each reference to “hereof,” “herein” and “hereunder” and words of similar import when used in the Agreement shall, from and after the date of this Amendment, refer to the Agreement, as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement, as amended hereby, shall in all instances continue to refer to April 27, 2011, references to “the date hereof” and “the date of this Agreement” shall continue to refer to April 27, 2011 and references to the date of the Amendment and “as of the date of the Amendment” shall refer to May 20, 2011.
ARTICLE II
AMENDMENTS TO MERGER AGREEMENT
          SECTION 2.01. Amendment to Section 2.05(b). The second proviso to the first sentence in Section 2.05(b) of the Agreement is hereby amended and restated in its entirety to read as follows:
“provided, further, that in the case of the Selected Company Performance Stock Options, the amount of any Excess that would have been paid in cash pursuant to the foregoing shall instead be paid in that number of shares of Parent Common Stock that is equal to the quotient obtained by dividing (I) the amount of any such Excess that would have been paid in cash by (II) the Market Price per share of Parent Common Stock (unless, as a result of this second proviso and/or the proviso to Section 2.05(c), Parent would be issuing an aggregate number of shares of Parent Common Stock pursuant to this Article 2 that exceeds 2,250,000 shares of Parent Common Stock (as determined by Parent in good faith), in which case Parent may choose to instead pay such amounts in excess of 2,250,000 shares of Parent Common Stock in cash).”
          SECTION 2.02. Amendment to Section 2.05(c). The proviso to the first sentence in Section 2.05(c) of the Agreement is hereby amended and restated in its entirety to read as follows:
“provided that, in the case of the Selected Company Performance RSUs, the portion of the foregoing consideration that would be paid in cash (which, for the avoidance of doubt, consists of the product obtained by multiplying (A) the aggregate number of Company Shares subject to such Selected Company Performance RSUs by (B) the Company Share Cash Consideration) shall instead be paid in that number of shares of Parent Common Stock that is equal to the quotient obtained by dividing (I) the amount of the aggregate Company Share Cash Consideration that would be paid pursuant to the foregoing by (II) the Market Price per share of Parent Common Stock (unless, as a result of this proviso and/or the second proviso to Section 2.05(b), Parent would be issuing an aggregate number of shares of Parent Common Stock pursuant to this Article 2 that exceeds 2,250,000 shares of Parent Common Stock (as determined by Parent in good faith), in which case Parent may choose to instead pay such amounts in excess of 2,250,000 shares of Parent Common Stock in cash).”
ARTICLE III
GENERAL PROVISIONS
          SECTION 3.01. No Further Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed and all the terms, conditions, and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement.
          SECTION 3.02. Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

          SECTION 3.03. Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.
          SECTION 3.04. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
          SECTION 3.05. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.
          SECTION 3.06. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
[signature page follows]

          IN WITNESS WHEREOF, Parent, Merger Subsidiary and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

LOOPNET, INC.
By:	/s/ Richard J. Boyle, Jr.
	Name:	Richard J. Boyle, Jr.
	Title:	Chairman of the Board of Directors and Chief Executive Officer

COSTAR GROUP, INC.
By:	/s/ Andrew Florance
	Name:	Andrew Florance
	Title:	Chief Executive Officer

LONESTAR ACQUISITION SUB, INC.
By:	/s/ Andrew Florance
	Name:	Andrew Florance
	Title:	Chief Executive Officer